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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

July 2, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Williamson, Senior Counsel

Re:	AIP Private Equity Opportunities Fund I A LP
(File No. 811-23456)

Dear Mr. Williamson:

We are writing in response to comments provided in a letter dated August 9, 2019 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on July 15, 2019, on behalf of AIP Private Equity Opportunities Fund I A LP (the “Fund”), a newly-formed closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.	We note that portions of your disclosure, such as the Fee Table and Investment Track Record, are incomplete and that you have not filed all of the exhibits required by the form. Please note that we may have additional comments once missing information is provided and plan accordingly.

Response 1.	We respectfully acknowledge your comment.

Private Placement Memorandum Comments

Comment 2.	Your disclosure indicates that the Fund may pay distributions using “amounts from the Fund’s affiliates that may be subject to repayment by the Fund.” With a view to improved disclosure, briefly explain what types of transactions this disclosure is designed to address and how existing and future investors will be made aware of the transactions and potential re-payment obligation.

Response 2.	The disclosure has been revised accordingly. There currently is no intention for the Investment Adviser or an affiliate to enter into an expense support agreement with the Fund. If the parties were to enter into such an agreement, the PPM would be supplemented and existing investors would be mailed a copy of this supplement.

Comment 3.	We note your disclosure that the General Partner reserves discretion to lower the minimum capital commitment. Please disclose, if true, that the accredited investor requirement is non-waivable.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	We note your Form N-2 registers the Fund under the 1940 Act only and, as a result, you are not required to include certain prospectus item disclosures. Currently you state that your Private Placement Memorandum (PPM) “includes information required to be included in a prospectus…” however it is unclear whether your PPM includes all of the information required. Please advise or revise as appropriate.

Response 4.	We respectfully acknowledge your comment. The disclosure has been revised to note that the PPM includes the information required to be included in a prospectus and statement of additional information for an investment company registered under the 1940 Act only.

Executive Summary Comments

Comment 5.	The reference to private equity in the Fund’s name indicates a type of investment. Accordingly, please describe the Fund’s policy to invest at least 80% of the Fund’s assets in “private equity” investments. See Rule 35d-1 under the 1940 Act. In addition, please disclose in this section whether the Fund may modify this policy without shareholder approval. If so, given the requirement for investors to make binding commitments to invest additional amounts, please explain why reserving the right to change the 80% policy upon 60 days’ notice is appropriate.

Response 5.	The disclosure has been revised to note that the Fund has adopted a fundamental policy to commit at least 80% of its assets to private equity investments.

Comment 6.	(i) The disclosure under Capital Commitments and Drawdowns discusses capital commitments and calls in two different scenarios. The first relates to the Fund calling capital from its investors and the second relates to the Fund’s portfolio investments calling capital from the Fund. Please consider revising disclosure to make this distinction clearer. In addition, please:

•	(ii) Tell us in detail and disclose in summary fashion how the Fund will ensure defaulting and non-defaulting investors are treated fairly and equitably in connection with the Advisor’s exercise of its sole discretion to charge defaulting investors for expenses and losses associated with the default; and,

•	(iii) Note our view that the Fund’s unfunded commitments to meet capital calls implicate Section 18 of the Investment Company Act. This is because, among other factors, they frequently impose penalties such as share forfeiture that can increase the risk of loss if not appropriately covered. Please confirm your understanding and represent to us that you expect to be able to meet potential unfunded commitments using assets you reasonably believe will be available. In responding please also explain the basis for your belief.

Response 6.	(i) We respectfully acknowledge your comment. The disclosure has been revised to distinguish between the two types of capital calls.

(ii) We respectfully acknowledge your comment. Defaulting limited partners will be treated fairly and equitably vis-à-vis other defaulting limited partners. While the determination of what remedy, if any, to pursue against a defaulting limited partner will be made in the sole discretion of the Adviser on a case-by-case basis, the Adviser will subject all defaulting limited partners to the same set of criteria set forth in the PPM in order to ensure that all defaulting limited partners are treated fairly and equitably. The disclosure has been modified accordingly.

(iii) We hereby confirm that the Fund expects to be able to meet potential unfunded capital commitments using assets it reasonably believes will be available. The Adviser will manage the cash flow of the Fund in order to ensure that the Fund maintains sufficient liquid assets to meet potential unfunded commitments. The Fund has various sources of cash inflow, including capital called from investors and distributions received from maturing secondary investments. The Adviser believes that these sources of cash, along with its ability to manage the cash flow of the Fund, will allow the Fund to satisfy its unfunded commitments.

Comment 7.	Please revise the disclosure under Closings to address how the offering price per share associated with each closing will be determined.

Response 7.	We respectfully acknowledge your comment. We note that the Fund will be treated as a partnership for federal income tax purposes. Therefore, each investor will have its own capital account based on the amount of its capital contributions. There will not be an offering price per share associated with each closing, as the Fund is not issuing common shares (i.e., the Fund is not a corporation). As such, we respectfully decline to revise the disclosure.

Amendments and Approvals Comments

Comment 8.	Please revise your disclosure to briefly address the types of Partnership Agreement amendments that can be made without shareholder approval.

Response 8.	The disclosure has been revised to clarify that non-material amendments may be made without shareholder approval.

Principal Portfolio Manager Compensation Structure Comments

Comment 9.	The disclosure provided in this section is too generic to satisfy the form requirements. We note, for example, you refer to an “eligibility threshold,” “eligible employees,” what portfolio managers “may receive,” and what incentive compensation “may include” without providing any specific details about the compensation of each Portfolio Manager. Please revise to describe the structure of, and the method used to determine, the compensation of each Portfolio Manager required to be identified in response to Item 9.1.c. of Form N-2. For each type of compensation (e.g., salary, bonus, deferred compensation, etc.) describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on the Fund’s performance. See Item 21.2 and the instructions hereto.

Response 9.	We respectfully acknowledge your comment. However, the Fund believes the current disclosure in the Registration Statement with respect to discretionary and incentive compensation complies with Item 21 of Form N-2. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Calculation of Net Asset Value Comments

Comment 10.	Please revise to further describe the initial, and if applicable, on-going, due diligence review the Adviser does of the valuation methodology used by the portfolio investments. It is unclear, for example, what information is typically obtained and reviewed, and what procedures are followed. Please revise or advise as appropriate.

Response 10.	The disclosure has been revised accordingly.

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If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,

/s/ Richard Horowitz
Richard Horowitz